                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                               (AMENDMENT NO. 1)

                   Under the Securities Exchange Act of 1934*

                           TELE-COMMUNICATIONS, INC.

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                                (Name of Issuer)

(1) Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share.

(2) Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share.

(3) Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share.

(4) Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share.

(5) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share.

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                        (Title of Classes of Securities)

(1)      Series A TCI Group Common Stock:                   87924V101

(2)      Series A Liberty Group Common Stock:               87924V507

(3)      Series B TCI Group Common Stock:                   87924V200

(4)      Series B Liberty Group Common Stock:               87924V606

(5)      Class B Preferred Stock:                           87924V309


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                                (CUSIP Numbers)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.          Series A TCI Group Common Stock:           87924V101
                   Series A Liberty Group Common Stock:       87924V507
                   Series B TCI Group Common Stock:           87924V200
                   Series B Liberty Group Common Stock:       87924V606
                   Class B Preferred Stock:                   87924V309

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 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JOHN C. MALONE
      ###-##-####

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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /  /

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 3    SEC USE ONLY

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 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.

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                        5     SOLE VOTING POWER

                              Series A TCI Group Common Stock*:       1,171,395
                              Series A Liberty Group Common Stock*:   292,819
                              Series B TCI Group Common Stock**:      25,287,083
        NUMBER OF             Series B Liberty Group Common Stock**:  6,349,270
                              Class B Preferred Stock**:              306,000
         SHARES
                        --------------------------------------------------------
      BENEFICIALLY      6     SHARED VOTING POWER
                                                                        0 Shares
        OWNED BY
                        --------------------------------------------------------
          EACH          7     SOLE DISPOSITIVE POWER

        REPORTING             Series A TCI Group Common Stock*:       1,171,395
                              Series A Liberty Group Common Stock*:   292,819
         PERSON               Series B TCI Group Common Stock**:      25,287,083
                              Series B Liberty Group Common Stock**:  6,349,270
          WITH                Class B Preferred Stock**:              306,000

                        --------------------------------------------------------
                        8     SHARED DISPOSITIVE POWER
                                                                        0 Shares

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 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Series A TCI Group Common Stock*:       1,171,395
      Series A Liberty Group Common Stock*:   292,819
      Series B TCI Group Common Stock**:      25,287,083
      Series B Liberty Group Common Stock**:  6,349,270
      Class B Preferred Stock**:              306,000

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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      Series A TCI Group Common Stock:                            less than 1%
      Series A Liberty Group Common Stock:                        less than 1%
      Series B TCI Group Common Stock:                            29.9%
      Series B Liberty Group Common Stock:                        30.0%
      Class B Preferred Stock:                                    18.9%

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12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

* Does not include shares of Series A TCI Group Common Stock or Series A Liberty Group Common Stock issuable upon conversion of shares of Series B TCI Group Common Stock or Series B Liberty Group Common Stock. See Item 4.

** 3,120,000 shares of Series B TCI Group Common Stock, 780,000 shares of
   Series B Liberty Group Common Stock and 40,000 shares of Class B Preferred Stock are subject to certain restrictions upon voting and disposition. See
   Item 4.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                               (AMENDMENT NO. 1)

                                  STATEMENT OF

                                 JOHN C. MALONE

                        PURSUANT TO SECTION 13(G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                 IN RESPECT OF

                           TELE-COMMUNICATIONS, INC.



         This Amendment No. 1 to the Report relates to the following shares of stock of Tele-Communications, Inc., a Delaware corporation (the "Company"), beneficially owned by John C. Malone:

         (1) Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share (the "Series A TCI Group Common Stock");

         (2) Tele-Communications, Inc. Series A Liberty Group Common Stock, par value $1.00 per share (the "Series A Liberty Group Common Stock");

         (3) Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share (the "Series B TCI Group Common Stock");

         (4) Tele-Communications, Inc. Series B Liberty Group Common Stock, par value $1.00 per share (the "Series B Liberty Group Common Stock"); and

         (5) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share (the "Preferred Stock").

ITEM 2(D)        TITLE OF CLASS OF SECURITIES:

         Item 2(d) of the original Statement on Schedule 13G is hereby amended and supplemented by adding the following information thereto:

         On August 3, 1995, the Company's Restated Certificate of Incorporation was amended to, among other things, (i) redesignate the Company's Class A Common Stock, par value $1.00 per share , as the Series A TCI Group Common Stock and the Company's Class B Common Stock, par value $1.00 per share, as the Series B TCI Group Common Stock (the Series B TCI Group Common Stock together with the Series A TCI Group Common Stock, shall be referred to
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as the "TCI Group Common Stock"), and (ii) authorize two additional series of the Company's common stock, designated as the Series A Liberty Group Common Stock and the Series B Liberty Group Common Stock (the Series B Liberty Group Common Stock together with the Series A Liberty Group Common Stock, shall be referred to as the "Liberty Group Common Stock"). Thereafter, the Company distributed to holders of TCI Group Common Stock one-fourth of a share of the corresponding series of Liberty Group Common Stock in respect of each share of TCI Group Common Stock held of record as of August 4, 1995, the record date for the distribution.

         Both series of TCI Group Common Stock are identical in all respects, except (i) each share of Series B TCI Group Common Stock has ten votes and each share of Series A TCI Group Common Stock has one vote and (ii) each share of Series B TCI Group Common Stock is convertible, at the option of the holder, into one share of Series A TCI Group Common Stock. Similarly, both series of Liberty Group Common Stock are identical in all respects, except (i) each share of Series B Liberty Group Common Stock has ten votes and each share of Series A Liberty Group Common Stock has one vote and (ii) each share of Series B Liberty Group Common Stock is convertible, at the option of the holder, into one share of Series A Liberty Group Common Stock. The shares of Series A TCI Group Common Stock and Series A Liberty Group Common Stock are not convertible into shares of Series B TCI Group Common Stock and Series B Liberty Group Common Stock, respectively.

ITEM 2(E)        CUSIP NUMBERS:

         Item 2(e) of the original Statement on Schedule 13G is hereby amended and supplemented by adding the following information thereto:

(1)      Series A TCI Group Common Stock:                           87924V101

(2)      Series A Liberty Group Common Stock:                       87924V507

(3)      Series B TCI Group Common Stock:                           87924V200

(4)      Series B Liberty Group Common Stock:                       87924V606

(5)      Preferred Stock:                                           87924V309
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ITEM 4   OWNERSHIP:

         Item 4 of the original Statement on Schedule 13G is hereby amended and supplemented by adding the following information thereto(1)(2)(3):

         (a)     Amount Beneficially Owned:

                 Series A TCI Group Common Stock:                     1,171,395
                 Series A Liberty Group Common Stock:                 292,819
                 Series B TCI Group Common Stock:                     25,287,083
                 Series B Liberty Group Common Stock:                 6,349,270
                 Class B Preferred Stock:                             306,000

         (b)     Percent of Class



________________


(1) Prior to the TCI/Liberty Merger, the Reporting Person had acquired 16,000,000 shares of Liberty Class B Common Stock and 200,000 shares of Liberty Class E Preferred Stock (after adjustment to reflect certain stock splits and other recapitalization transactions which occurred prior to the TCI/Liberty Merger) upon exercise of certain options granted to him in connection with his employment agreement with Liberty (the "Liberty Restricted Shares"). The Liberty Restricted Shares were subject to repurchase by Liberty, at the price paid therefor by the Reporting Person, plus interest, in the event the Reporting Person's employment with Liberty was terminated for cause (as defined in the employment agreement) or the Reporting Person voluntarily terminated his employment with Liberty other than due to a change in control. The repurchase right would terminate (i) if the Reporting Person's employment is terminated other than for cause or if Liberty materially breaches the employment agreement, (ii) upon the Reporting Person's death or disability and (iii) upon the occurrence of a change in control. The repurchase right expires as to 20% of the original number of the Liberty Restricted Shares annually (commencing in March 1992). These repurchase rights and certain restrictions on the voting of the shares of Class B Stock and Class B Preferred Stock issued to the Reporting Person in the TCI/Liberty Merger in respect of the Liberty Restricted Shares (together with all dividends and distributions thereon and, in the case of any reclassification, recapitalization or other change in the Class B Stock, such capital stock and other securities or property to which the Reporting Person may be entitled as the holder of such shares, the "Restricted Shares"), were assigned to the Company in connection with the TCI/Liberty Merger. The repurchase rights currently apply to 3,120,000 shares of Series B TCI Group Stock, 780,000 shares of Series B Liberty Group Common Stock and 40,000 shares of Preferred Stock owned by the Reporting Person. The restrictions expired in March 1995 with respect to one-half of such Restricted Shares, and all such restrictions will terminate in March 1996. The Reporting Person may not transfer, pledge or otherwise dispose of (except to the Company) any Restricted Shares during the period they are subject to the Company's repurchase right. The Reporting Person has agreed to cast, with respect to any matter submitted to a vote of stockholders, all votes represented by his Restricted Shares that are then subject to the Company's repurchase right in the same proportion as all other votes of the Company's stockholders are cast with respect to such matter.


(2) The Company has informed the Reporting Person that as of December 31,
1995 there were outstanding 571,686,645 shares of Series A TCI Group Common Stock, 84,691,554 shares of Series B TCI Group Common Stock, 142,896,264 shares of Series A Liberty Group Common Stock, 21,196,868 shares of Series B Liberty Group Common Stock, and 1,620,026 shares of Class B Preferred Stock (after elimination of Company Securities held by subsidiaries of the Company). Does not include shares of Series A TCI Group Common Stock or Series A Liberty Group Common Stock issuable upon conversion of shares of the respective Series B TCI or Liberty Group Common Stock. The percent of Series A TCI Group Common Stock or Series A Liberty Group Common Stock assumes exercise in full of stock options granted in tandem with stock appreciation rights to acquire 1,000,000 shares of Series A TCI Group Common Stock and 250,000 shares of Series A Liberty Group Common Stock.


(3) Includes 1,173,000 shares of Series B TCI Group Common Stock, 293,250 shares of Series B Liberty Group Common Stock and 6,900 shares of Preferred Stock held by the Reporting Person's wife, Mrs. Leslie Malone, but the Reporting Person has disclaimed any beneficial ownership of such shares.
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                 Series A TCI Group Common Stock:             less than 1%
                 Series A Liberty Group Common Stock:         less than 1%
                 Series B TCI Group Common Stock:             29.9%
                 Series B Liberty Group Common Stock:         30.0%
                 Class B Preferred Stock:                     18.9%

         (c)     Number of shares as to which such person has:

                 (i)      sole power to vote or to direct the vote:

                 Series A TCI Group Common Stock:                    1,171,395
                 Series A Liberty Group Common Stock:                292,819
                 Series B TCI Group Common Stock:                    25,287,083
                 Series B Liberty Group Common Stock:                6,349,270
                 Class B Preferred Stock:                            306,000

                 (ii)     shared power to vote:

                                  0 Shares

                 (iii)    sole power to dispose or direct the disposition of:

                 Series A TCI Group Common Stock:                    1,171,395
                 Series A Liberty Group Common Stock:                292,819
                 Series B TCI Group Common Stock:                    25,287,083
                 Series B Liberty Group Common Stock:                6,349,270
                 Class B Preferred Stock:                            306,000

                 (iv)     shared power to dispose or direct the disposition of:

                                  0 Shares

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 14, 1996



/s/ John C. Malone
John C. Malone